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Exhibit 99.2

NORTH AMERICAN PALLADIUM LTD.
MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

        This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of North American Palladium Ltd. (the "Corporation") to be used at the Annual Meeting (the "Meeting") of the shareholders of the Corporation (the "Shareholders") to be held at the time, place and for the purposes indicated in the enclosed Notice of Annual Meeting of Shareholders (the "Notice") and any adjournment thereof. The solicitation of proxies will be made primarily by mail but proxies may also be solicited personally, by facsimile or by telephone by directors, officers or other employees of the Corporation for which no additional compensation will be paid. The cost of the solicitation will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from Shareholders of the Corporation.

        Shareholders unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to forward it to Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.

APPOINTMENT AND REVOCATION OF PROXY

        The persons named in the enclosed form of proxy are directors or officers of the Corporation and are the proxyholders nominated by the board of directors of the Corporation (the "Board"). A Shareholder has the right to appoint a person to attend and act on the Shareholder's behalf at the Meeting other than the persons named in the enclosed form of proxy. To exercise this right, a Shareholder must strike out the names of the nominees of management named in the form of proxy the Shareholder is signing and insert the name of the Shareholder's nominee in the blank space provided on the form of proxy. A person appointed as proxyholder need not be a Shareholder of the Corporation.

        A Shareholder executing the enclosed form of proxy has the right to revoke the proxy (i) by depositing an instrument in writing, including another completed form of proxy, executed by the Shareholder or the agent thereof duly authorized in writing or, if the Shareholder is a corporation, by an officer thereof duly authorized in writing, at the executive office of the Corporation in Toronto, Ontario or with Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the Meeting or any adjournment thereof, (ii) by depositing such instrument with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (iii) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

        The common shares (the "Common Shares") of the Corporation represented by the enclosed form of proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted FOR the resolutions referred to in the form of proxy.

        If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

 VOTING OF SHARES

        A holder of Common Shares may own such shares in one or both of the following ways. If a Shareholder is in possession of a physical share certificate, such Shareholder is a "registered" Shareholder and the name and address of such Shareholder are maintained by the Corporation through its transfer agent, Computershare Investor Services Inc. If a Shareholder owns shares through a bank, broker or other nominee, such Shareholder is a "beneficial" Shareholder and such Shareholder will not have a physical share certificate. Such Shareholder will have an account statement from the bank, broker or other nominee through which the Shares are held as evidence of such Shareholder's share ownership.

        A registered Shareholder may vote a proxy in such Shareholder's own name in accordance with the instructions appearing on the enclosed form of proxy or may attend the Meeting and vote in person. Since a registered Shareholder is known to the Corporation and its transfer agent, such Shareholder's account can be confirmed and such Shareholder's vote recorded or changed if such registered Shareholder has previously voted. This procedure prevents a Shareholder from voting such Shareholder's shares more than once. Only the registered Shareholder's latest dated proxy will be valid.

        Most Shareholders are "beneficial owners" and not registered Shareholders. Their Common Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation). Intermediaries have obligations to forward meeting materials to beneficial Shareholders, unless otherwise instructed by the beneficial Shareholder (and are required to do so in some cases despite such instructions).

        Only registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide beneficial Shareholders with either: (a) a voting instruction form for completion and execution by the beneficial Shareholder, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the beneficial owner, but otherwise incomplete. These are procedures to permit beneficial Shareholders to direct the voting of the Common Shares which they beneficially own.

        If a beneficial Shareholder wishes to attend and vote in person at the Meeting, such a Shareholder must insert its own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary's instructions for return of the executed form or other method of response.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

        At the date hereof, to the knowledge of management of the Corporation, no person who has been a director or officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, or any associate or affiliate of any of the foregoing, has any interest by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

        The holders of Common Shares whose names appear on the list of Shareholders prepared as of the close of business, Toronto time, on April 23, 2009 (the "Record Date") will be entitled to notice of and to vote at the Meeting and any adjournment thereof if present or represented by proxy at the Meeting. The list of Shareholders will be available for inspection during usual business hours at the offices of the Corporation in Toronto, Ontario.

        At the close of business on the Record Date, 86,830,845 Common Shares were issued and outstanding. Each Common Share is entitled to one vote on each matter voted on at the Meeting.

        As of April 14, 2009, Kaiser-Francis Oil Company ("KFOC") held approximately 37,719,833 Common Shares of the Corporation comprising approximately 43.4% of the Corporation's outstanding Common Shares. KFOC is a wholly owned subsidiary of GBK Corporation, a private company controlled by Mr. George B. Kaiser of Tulsa, Oklahoma and members of his family. To the knowledge of the directors and officers of the Corporation, no other person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to the voting securities of the Corporation.

        At the close of business on the Record Date, 13,489,898 Common Share purchase warrants were issued and outstanding. Of this amount, 1,805,016 warrants were issued in connection with Series I convertible notes due August 1, 2008 ("Series I Warrants"), 951,649 warrants were issued in connection with Series II convertible notes due December 1, 2008 ("Series II Warrants"), and 10,733,233 warrants were issued in connection with the US$86 million unit offering completed in December 2007 (including an over-allotment option exercised in January 2008) ("Unit Offering Warrants"). Each warrant entitles its holder to purchase one Common Share of the Corporation at any time on or prior to their respective expiry dates: March 29, 2010 in the case of the Series I Warrants, June 23, 2010 in the case of the Series II Warrants, and December 13, 2009 in the case of the Unit Offering Warrants. As of the Record Date, KFOC holds approximately 902,508 Series I Warrants, 951,649 Series II Warrants and 2,683,334 Unit Offering Warrants.

DOLLAR FIGURES

        Unless expressly stated to the contrary, all "$" figures in this Circular refer to Canadian dollars.

BUSINESS OF THE MEETING

1.     Presentation of Financial Statements

        The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2008 and the auditors' report thereon will be placed before the Meeting.

2.     Election of Directors

        The articles of the Corporation provide for a Board consisting of a minimum of one (1) director and a maximum of ten (10) directors. The Board is authorized to fix the number of directors within the minimum and maximum. At the Meeting, Shareholders will be asked to elect seven (7) directors for the ensuing one-year term. The term of office of each director elected at the Meeting will end at the date of the next annual meeting following his election or at the date of the election or appointment of his successor unless the director resigns or the office becomes vacant through death or any other reason in accordance with the by-laws of the Corporation. Management of the Corporation has been informed that, if elected, each of such nominees would be willing to serve as a director. However, in the event any such nominee is unable or unwilling to serve as a director because of death or any other unexpected occurrence, proxies will be voted in favour of the remaining nominees and for such other substitute nominee as the Board may designate.

        Management of the Corporation recommends that Shareholders vote FOR the election of the individuals set forth in the table below as directors of the Corporation. It is intended that the Common Shares represented by proxies solicited hereby, unless otherwise indicated, will be voted FOR the election of the individuals nominated by management as directors of the Corporation.

        The following table sets forth the name and municipality of residence of each nominee, position(s) held with the Corporation, principal occupation, the period during which the nominee has served as a director of the

Corporation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or discretion is exercised as of the Record Date:

Name and Municipality of Residence	Position(s) Held	Principal Occupation	Director Since	Number of Common Shares/Warrants Owned or Controlled(1)

Steven R. Berlin(4)(5) Tulsa, Oklahoma, USA	Director	Part-time consultant	February 2001	21,000 / 0

William J. Biggar Toronto, Ontario, Canada	Director and President & CEO	President & CEO, North American Palladium Ltd.	October 2008	0 / 0

C. David A. Comba(2)(4) Burlington, Ontario, Canada	Director	Retired executive	March 2006	11,200 / 0

André J. Douchane(4)(6) Toronto, Ontario, Canada	Chairman and Director	President & CEO, Starfield Resources Inc.	April 2003	15,500 / 0

Robert J. Quinn(2)(3) Houston, Texas, USA	Director	Partner, Quinn & Brooks LLP	June 2006	2,000 / 0

Greg J. Van Staveren(2)(3) Toronto, Ontario, Canada	Director	President, Strategic Financial Services	February 2003	42,000 / 80,000

William J. Weymark(3)(4) West Vancouver, B.C. Canada	Director	President, Weymark Engineering Ltd.	January 2007	0 / 0

(1)
The information with respect to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is not known to the Corporation and has been provided by the respective directors individually.

(2)
Member of the Audit Committee.

(3)
Member of the Governance, Nominating and Compensation Committee.

(4)
Member of the Technical, Environment, Health and Safety Committee.

(5)
Mr. Berlin is an observer at the Audit Committee meetings and does not exercise any voting powers in relation thereto.

(6)
Mr. Douchane is an observer at the Governance, Nominating and Compensation Committee meetings and does not exercise any voting powers in relation thereto.

        Each of the foregoing individuals has held the principal occupation set forth beside his name for the past five years except as follows:

        Mr. Berlin, prior to January 2006, was Vice President of KFOC, the Corporation's principal shareholder. Prior to January 30, 2004, he was also Chief Financial Officer and Treasurer of PetroCorp Incorporated, an oil and natural gas company.

        Mr. Biggar has been President and Chief Executive Officer of North American Palladium since 2008. Prior to that, Mr. Biggar was Managing Director of Richardson Capital Limited from 2004 to 2007 and President and Chief Executive Officer of MI Developments Inc. from 2003 to 2004.

        Mr. Comba, prior to May 2005, was a mining industry association executive.

        Mr. Douchane, prior to January 2006, was President and Chief Executive Officer of the Corporation and, prior to April 2003, he was President of Management Inc., a management consulting firm. In January 2007, Mr. Douchane was appointed President and CEO of Starfield Resources Inc., a mineral properties exploration and development company in Nunavut.

        Mr. Weymark, prior to May 2007, was President and Chief Executive Officer of Vancouver Wharves Ltd. Prior to May 2004, he was President and Chief Operating Officer of Vancouver Wharves Ltd.

        Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc., which filed a voluntary Bankruptcy Petition under Chapter 11 of the United States Bankruptcy Code in an Oklahoma court on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted by the Court on March 11, 2005.

        Mr. Biggar was a director of Mosaic Group Limited from October 1995 to May 2002. Mosaic Group Limited filed for protection from its creditors under the Companies' Creditor Arrangement Act on December 17, 2002. Mr. Biggar was also a director of Cabletel Ltd. from June 2001 to November 24, 2003. Cabletel Ltd. filed a proposal under the Bankruptcy and Insolvency Act (Canada) on June 9, 2004.

        Mr. Comba was a director of Black Pearl Minerals Consolidated Inc. from December 1998 to April 2004. In July 2002, the Ontario Securities Commission issued a cease trading order against Black Pearl Minerals Consolidated Inc. for failure to file required financial statements and reports. On October 3, 2002, the Ontario Securities Commission revoked this cease trading order. Another cease trading order was issued by the Ontario Securities Commission against Black Pearl Minerals Consolidated Inc. on February 3, 2004 for failure to file financial statements. This cease trading order was revoked on February 18, 2004.

3.     Appointment and Remuneration of Auditors

Audit Fees

        The aggregate fees billed by KPMG, the Corporation's external auditors for the fiscal years ended December 31, 2008 and 2007, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were $544,175 and $545,771, respectively. KPMG was first appointed as the Corporation's auditors as of December 31, 2004.

Audit-Related Fees

        The aggregate fees billed by KPMG for the fiscal years ended December 31, 2008 and 2007 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Corporation's financial statements engagements for that year were $75,900 and $362,400, respectively. In 2008, such fees were paid for services rendered in connection with a prospectus offering ($59,250), and services in connection with French translation of the prospectus ($16,650). In 2007, such fees were paid for services rendered in connection with a prospectus offering ($194,250), services in connection with French translation of the prospectus ($76,650) and services in connection with an interest payment base shelf prospectus ($91,500).

Tax Fees

        The aggregate fees billed by KPMG for the fiscal years ended December 31, 2008 and 2007 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $88,250 and $19,300, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions. In 2008, such fees were paid for preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2007 ($18,000), assistance with the Ontario mining tax assessment ($43,900) and flow-through shares renunciation ($18,250), and correspondence and discussions related to investments in Finland ($7,600).

All Other Fees

        Other products and services provided included accounting support. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2008 and 2007 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

        It is intended that the Common Shares represented by proxies solicited hereby, unless otherwise indicated, will be voted FOR the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the Board to fix their remuneration. The appointment of auditors, to be effective, must be approved by the majority of the votes cast in person or represented by proxy at the Meeting.

4.     Other Business

        Management is not aware of any other matters to come before the Meeting other than those set out in the attached Notice. If other matters come before the Meting, it is the intention of the individuals named in the form of proxy to vote in accordance with their best judgment in such matters.

 COMPENSATION OF DIRECTORS

        In 2008, the Board adopted a new compensation policy which provides that each director is entitled to an annual base retainer fee of $85,000, paid in quarterly instalments. The Chairman receives an additional $90,000 for a total annual retainer of $175,000, paid in quarterly instalments.

        Non-executive directors receive $1,000 remuneration for attendance at Board meetings and Committee meetings (including directors who attend Committee meetings as observers). Members of the Audit Committee, including the observer but excluding the Committee Chairman, receive an additional $1,000 attendance fee one meeting per quarter convened to approve financial statements, in recognition of the time required to prepare for such meetings. The Chairman of the Audit Committee receives an annual fee of $15,000, and the Chairman of the Governance, Nominating and Compensation Committee and the Chairman of the Technical, Environment, Health and Safety Committee each receives an annual fee of $7,500, paid in quarterly instalments. As an executive officer of the Corporation, Mr. Biggar is not compensated for his services as a director.

        Directors are reimbursed for all reasonable expenditures incurred in connection with the performance of their duties as directors. In addition, any director who is required to travel a total of more than four hours per round trip in order to attend a meeting or series of meetings is entitled to a travel fee of $1,000 as compensation for the travel time. If a director is called upon to dedicate a significant amount of time in the performance of duties above and beyond those described in the Board and Committee mandates, the Board may approve additional compensation for the director provided that: (i) the compensation amount is approved in advance of the work being completed; and (ii) such compensation does not impair the director's independence, as the term is defined in Multilateral Instrument 52-110 — Audit Committees ("MI 52-110") and under the rules of the NYSE Amex ("AMEX").

        For the year ended December 31, 2008, the directors of the Corporation earned an aggregate of $814,000 for annual retainers and attendance at Board and Committees meetings plus $27,972 on account of distributions under previously granted restricted share units ("RSUs").

        From time to time, the Board may grant stock options and RSUs to the non-executive directors or to newly appointed directors. A RSU represents only the potential right to receive the market value of a Common Share of the Corporation in cash, on the applicable vesting date and does not entitle the holder of the RSU to any rights as a Shareholder, including payment of normal cash dividends. See also "Incentive Plans — Stock Option Plan" and "Incentive Plans — Restricted Share Unit Plan" in this Circular.

Mandatory Shareholding Policy

        Under the new director compensation policy, directors are expected to spend at least $75,000 on purchases of Common Shares of the Corporation by the later of August 2010 and three years from the date they joined the Board. Starting in 2009, each director made an election to receive 25-50% of his annual base retainer fee in RSUs, which will be attributed towards the share ownership target until such RSUs are exercised for cash. These RSUs vest immediately and are exercisable in whole or in part over three years. Common Shares acquired to satisfy the share ownership target will be held the duration of a director's term on the Board.

Director Compensation Table

        The following table sets forth all compensation provided to the Corporation's directors for the year ended December 31, 2008:

Name(1)	Fees earned ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Pension value(5) ($)	All other compensation(6) ($)	Total ($)

André J. Douchane (Chairman)(7)(8)(10)	$204,000	Nil	$71,000	Nil	Nil	$2,000	$277,000

Steven R. Berlin(9)(10)	$114,000	Nil	$71,000	Nil	Nil	$6,000	$191,000

David Comba(9)(10)	$119,500	Nil	$71,000	Nil	Nil	$2,000	$192,500

Robert J. Quinn(8)(9)	$112,000	Nil	$71,000	Nil	Nil	$8,000	$191,000

Greg J. Van Staveren(8)(9)	$129,000	Nil	$71,000	Nil	Nil	$1,000	$201,000

William J. Weymark(8)(10)	$111,500	Nil	$71,000	Nil	Nil	$5,000	$187,500

(1)
Compensation for Mr. Biggar is disclosed in the "Summary Compensation Table" for Named Executive Officers in this Circular.

(2)
The "Share-based awards" figures reflect the grant date fair value of RSUs granted to directors during the year ended December 31, 2008. Share units in the form of RSUs are granted periodically under the Corporation's RSU Plan. Grant date fair value for each RSU is equivalent in value to the fair market value of one Common Share of the Corporation on the date immediately preceding the date of the grant. No RSUs were granted during the year ended December 31, 2008.

(3)
The "Option-based awards" figures reflect the grant date fair value of options granted to directors during the year ended December 31, 2008 in accordance with the Corporation's Stock Option Plan. The grant date fair value and accounting fair value are calculated by using the Black-Scholes option valuation model. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Corporation's common share price, expected dividend yield, and risk-free interest rate. The Corporation assigns an exercise price equivalent to the value of one unit of the Corporation's Common Shares on the TSX on the date immediately preceding the date of the grant. The assumptions used in the valuation are based on an expected life of four years, which is half the sum of the actual term of eight years and a vesting period of three years. The grant date fair value of stock option awards differs from the accounting fair value recognized in the Corporation's financial statements. Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) requires recognition in the Corporation's financial statements of an expense for option awards using the fair value method of accounting. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as a compensation expense. The accounting fair value for awards granted on May 22, 2008 was 55% of the option exercise price. At December 31, 2008, the Corporation has recognized 20% of the fair value of the options through compensation expense.

(4)
No non-equity incentive plan compensation was paid to directors in 2008.

(5)
The Corporation does not have any pension plans.

(6)
Reflects compensation for travel time in excess of four hours to attend Board and Committee meetings.

(7)
As Chairman of the Board, Mr. Douchane received an additional annual fee of $90,000 for the year ended December 31, 2008.

(8)
Members of the Governance, Nominating and Compensation Committee. As Chairman of the Committee, Mr. Weymark received an additional annual fee of $7,500 for the year ended December 31, 2008. Committee members received an additional $1,000 for each meeting attended.

(9)
Members of the Audit Committee. As Chairman of the Committee, Mr. Van Staveren received an additional annual fee of $15,000 for the year ended December 31, 2008. Committee members received an additional $1,000 for each meeting attended and committee members other than the Chairman of the Audit Committee received an additional $1,000 attendance fee one meeting per quarter convened to approve financial statements, in recognition of the time required to prepare for such meetings.

(10)
Members of the Technical, Environment, Health and Safety Committee. As Chairman of the Committee, Mr. Comba received an additional annual fee of $7,500 for the year ended December 31, 2008. Committee members received an additional $1,000 for each meeting attended.

Outstanding Share-based Awards and Option-based Awards

        The following table sets forth RSUs and options currently held by directors:

	Option-based Awards(1)				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested(4) ($)

André J. Douchane	20,000 5,000 5,000 86,000	$ 6.47 $ 8.40 $ 8.84 $11.90	May 21, 2016 June 20, 2014 December 14, 2013 June 23, 2012	Nil	834	$1,843

Steven R. Berlin	20,000 5,000 7,500	$ 6.47 $ 8.84 $11.90	May 21, 2016 December 14, 2013 June 23, 2012	Nil	1,666	$3,682

C. David A. Comba	20,000 5,000 7,500	$ 6.47 $ 8.40 $ 8.40	May 21, 2016 June 20, 2014 June 20, 2014	Nil	834	$1,843

Robert J. Quinn	20,000 5,000 7,500	$ 6.47 $ 8.40 $ 8.40	May 21, 2016 June 20, 2014 June 20, 2014	Nil	834	$1,843

Greg J. Van Staveren	20,000 5,000 7,500 7,500	$ 6.47 $ 8.40 $11.90 $ 4.75	May 21, 2016 June 20, 2014 June 23, 2012 February 27, 2011	Nil	834	$1,843

William J. Weymark	20,000 7,500	$ 6.47 $ 8.87	May 21, 2016 January 14, 2015	Nil	Nil	Nil

(1)
Includes all options awarded to directors outstanding as at December 31, 2008. Compensation for Mr. Biggar is disclosed in the "Summary Compensation Table" for Named Executive Officers in this Circular.

(2)
Includes all outstanding RSUs awarded to directors under the RSU Plan.

(3)
The "Value of unexercised in-the-money options" figures reflect the aggregate dollar amount of in-the-money unexercised options held at the end of the year. The price per Common Share at the close of business on the TSX on December 31, 2008 was $2.21.

(4)
The "Market or payout value of share-based awards that have not vested" figures reflect the aggregate market value or payout value of RSUs that have not vested, based on the closing price of Common Shares on the TSX on December 31, 2008.

Incentive Plan Awards — Value Vested or Earned During 2008

        The following table sets forth for each director the value that would have been realized if the options granted under the Stock Option Plan had been exercised on their vesting date and the value realized upon vesting of RSUs during the year ended December 31, 2008.

	Restricted Share Unit Compensation Expense
Name	Units Vesting	Vesting Date	Units Price	Compensation

André J. Douchane	833	June 20, 2008	$5.5955	$ 4,665

Steven R. Berlin	1,667	June 20, 2008	$5.5955	$ 9,327

C. David A. Comba	833	June 20, 2008	$5.5955	$ 4,661

Robert J. Quinn	833	June 20, 2008	$5.5955	$ 4,661

Greg J. Van Staveren	833	June 20, 2008	$5.5955	$ 4,661

TOTAL	4,999			$27,972

 REPORT ON EXECUTIVE COMPENSATION

Role of the Governance, Nominating and Compensation Committee

        Messrs. Weymark (Chairman), Quinn and Van Staveren compose the Governance, Nominating and Compensation Committee. Mr. Douchane is an observer at Governance, Nominating and Compensation Committee meetings and does not exercise any voting powers in relation thereto. The role of the Governance, Nominating and Compensation Committee is to undertake periodic, independent reviews of market conditions to ensure that the executive officers of the Corporation are paid competitively relative to other comparable participants in the industry. When deemed necessary, the Governance, Nominating and Compensation Committee may call upon outside resources to assist with these reviews and to ensure that the comprehensive executive compensation packages available to executive officers are sufficient without being overly so, to retain the existing compliment of executive officers and to recruit others into this group as an integral part of facilitating and sustaining the advancement of the Corporation's strategic objectives and its ongoing operations.

        In 2008, the Governance, Nominating and Compensation Committee considered, among other things, production results, the completion of a US$86 million equity offering, negotiation of a $14 million litigation settlement and efforts to place the Lac des Iles mine on temporary care and maintenance. For more information regarding this Committee, see "Corporate Governance — Governance, Nominating and Compensation Committee" in this Circular.

Compensation Benchmarking Study

        In 2008, the Governance, Nominating and Compensation Committee engaged Mercer (Canada) Limited ("Mercer") to assist it in reviewing and determining the compensation for Named Executive Officers (defined below). As part of its mandate, Mercer was asked to benchmark compensation levels for the Named Executive Officers and to provide guidance on market practices with regard to short and long term incentive compensation plans.

        Mercer compared the Corporation's compensation for its Named Executive Officers against compensation in 14 comparable companies based on such companies' similar industrial sector, performance and size, and provided its findings and recommendations in an executive compensation review dated May 20, 2008 and a memorandum addressed to the Governance, Nominating and Compensation Committee dated June 2, 2008. The peer companies chosen for comparison are all mining companies with market capitalization of under $2 billion including: FNX Mining Co Inc., Eastern Platinum Ltd., IAMGold Corp., Thompson Creek Metals Co Inc., Stillwater Mining Co., Quadra Mining Ltd., High River Gold Mines Ltd., Gammon Lake Resources Inc., Northgate Minerals Corp., Taseko Mines Ltd., Alamos Gold Inc., Breakwater Resources Ltd. and Imperial Metals Corp.

        Based on Mercer's findings, the annual base salaries of the Corporation's Named Executive Officers were at or near the median of its peer companies, except for the Chief Executive Officer whose annual base salary was positioned at between 25% and 50% of his respective peer group. As a result of this review, the base salary for the Chief Executive Officer was increased to a level commensurate with the peer group. The total compensation (including annual base salary and short and long term incentive plans compensation) of all Named Executive Officers was found to be positioned below the median of the Corporation's peer companies.

        Mercer also found that the Corporation's STIP (defined below) was atypical of other short term incentive plans in the market as it did not sufficiently specify measures of financial performance. As a result, the Corporation has since revised its STIP objectives to describe financial performance objectives. See "Executive Compensation Discussion and Analysis — Structure of Compensation Strategy — Short Term (Annual Performance) Incentives" in this Circular.

Executive Compensation Discussion and Analysis

  Objectives of Compensation Strategy

        The primary focus of the Corporation's compensation strategy is to provide a comprehensive executive compensation package designed to attract and retain executive officers while taking into consideration the overall strategies and objectives of the Corporation. The compensation strategy also recognizes the importance of balancing the financial interests and objectives of executive officers and other members of senior management with the financial interests and objectives of Shareholders.

        The Governance, Nominating and Compensation Committee's compensation policy in respect of executive compensation emphasizes incentive compensation linked to business success and features three major measurement indicia: (1) the performance of the employee, (2) the performance of the Corporation, and (3) the compensation paid to employees with similar responsibilities and experience in comparable companies. The performance of the employee is measured by evaluating his contribution to the performance of the Corporation in respect of corporate objectives. The performance of the Corporation is evaluated by comparing its performance against its targeted performance for a given period and by ascertaining whether the Corporation met its objectives in respect of its business strategy. The amount of bonuses paid to the Named Executive Officers for 2008 was based on each Named Executive Officer's performance against his STIP objectives. See "Executive Compensation Discussion and Analysis — Structure of Compensation Strategy — Short Term (Annual Performance) Incentives" in this Circular. With respect to executive compensation, significant emphasis is placed on awarding a proper compensation mix, including cash remuneration in the form of competitive base salaries and annual bonuses and long-term incentives in the form of stock options or RSUs.

  Structure of Compensation Strategy

        The basic elements of the compensation strategy for Named Executive Officers are: base salary, short-term incentives and long-term incentives.

1.    Base Salary.    On an individual basis, annual base salaries are reviewed for each Named Executive Officer and adjusted where it is deemed necessary. In order to ensure that base salaries are competitive relative to other similar positions within the mining industry in Canada, industry salary surveys are reviewed. Other considerations taken into account when examining base salaries include years of experience, the potential contribution which the Named Executive Officer can make to the success of the Corporation, the level of responsibility and authority inherent in the Named Executive Officer's job and the importance of maintaining internal equity within the Corporation.

2.    Short Term (Annual Performance) Incentives.    The Corporation has a short term incentive plan ("STIP") developed by the Governance, Nominating and Compensation Committee and approved by the Board, pursuant to which the Named Executive Officers are eligible for an annual bonus if certain performance criteria prescribed by the STIP are satisfied.

        The 2008 STIP had three components and the relative weighting of each component varied for each Named Executive Officer. The three components of the 2008 STIP were: (i) corporate results, namely production results and operating results (i.e. palladium production targets and cost per ton milled); (ii) functional or role-specific objectives (i.e. preparation and execution of strategic plan and project proposals); and (iii) organizational leadership (i.e. contribution to market awareness, safety performance).

        Some of the target STIP objectives were not met in 2008. This was primarily the result of the Corporation's mine being placed on care and maintenance in October 2008 due to a dramatic decline in the price of the Corporation's main metals, palladium and platinum. The Board concluded that the Named Executive Officers had performed well up to that point and recognized that the mine shutdown was due to market conditions beyond management's control. In addition, the Board wanted to award management's decision to place the mine on care and maintenance in an efficient and responsible manner. Accordingly, Mr. Passfield's leadership role in closing the mine was given additional recognition. Mr. Mell was also recognized for settling a longstanding dispute with the Corporation's insurance company in 2008 which resulted in a $14 million payment to the Corporation. None of the Named Executive Officers received their full target bonus in 2008. See "Summary Compensation Table" in this Circular for actual bonus amounts paid to Named Executive Officers for 2008, as set out under the "Non-equity incentive plan compensation — Annual incentive plans" column of the table.

3.    Long Term Incentives.    Long-term incentives such as stock options and RSUs are means of aligning the compensation of executive officers with the performance of the Corporation and the interests of shareholders. In determining whether to grant stock options or RSUs to an executive officer and in determining the number of stock options or RSUs granted, factors taken into consideration include the relative position of the individual officer, the contribution made by that officer during the review period and the number of stock options or RSUs previously granted. Executive officers may also participate in the Corporation's RRSP Plan (defined below), under which the Corporation makes matching contributions on behalf of the employee in, at the Corporation's discretion, cash, Common Shares issued from treasury, or a combination thereof.

EQUITY COMPENSATION PLANS

        The Corporation has three equity compensation plans: (i) a registered retirement savings plan ("RRSP Plan"); (ii) a stock option plan (the "Stock Option Plan"); and (iii) a restricted share unit plan ("RSU Plan").

        The purpose of these compensation plans is to attract, retain and motivate individuals with the requisite training, experience and leadership as key service providers to the Corporation and its subsidiaries and to advance the interests of the Corporation by providing such individuals with the opportunity to acquire an increased proprietary interest in the Corporation. Both the RRSP Plan and the Stock Option Plan have been approved by Shareholders. The RSU Plan does not require shareholder approval as RSU exercises are cash-settled.

RRSP Plan

        All employees, including officers of the Corporation, are entitled to participate in the RRSP Plan. If an eligible employee makes a contribution to the RRSP Plan, the Corporation makes a matching payment on behalf of the employees in cash, Common Shares issued from treasury, or a combination thereof. Employees who have been employed for 6 to 18 months are matched on a one-for-one basis up to a maximum of $2,500 per year and employees who have been employed for more than 18 months are matched on a two-for-one basis up to a maximum of $5,000 per year.

        No Common Shares can be issued under the RRSP Plan to any eligible person if the total number of shares issuable to such eligible person under the RRSP Plan, together with any Common Shares reserved for issuance to such eligible person under the Stock Option Plan, options for services or any other stock option plans, would exceed 5% of the issued and outstanding Common Shares of the Corporation.

        No Common Shares can be issued under the RRSP Plan to any eligible person if such issuance could result, at any time, in: (a) the number of Common Shares reserved for issuance pursuant to options under the Stock Option Plan or other stock options granted to insiders (as such term is defined in the Securities Act (Ontario)) exceeding 10% of the issued and outstanding Common Shares; (b) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares; or (c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares. For the purposes of the RRSP Plan, the phrase "issued and outstanding Common Shares" excludes any Common Shares issued pursuant to the RRSP Plan or any other share compensation arrangements over a preceding one-year period and "associate" means any person associated with such insider.

        The Board may amend or discontinue the RRSP Plan at any time. Any amendment will, if required, be subject to the prior approval of, or acceptance by, any stock exchange on which the Common Shares are listed and posted for trading.

        The price per share for Common Shares issued under the RRSP Plan is based on the simple average of the high and low price of the Common Shares on the TSX for the five trading days preceding the end of the calendar quarter. Such pricing may result in a price per share that is lower or higher than the "market price" as defined in the policies of the TSX which is the volume weighted average trading price of the listed securities on the TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately before the relevant date. A maximum of 2,000,000 Common Shares are currently reserved for issue under the RRSP Plan (representing approximately 2.5% of the Common Shares currently issued and outstanding) of which, as of April 1, 2009, 494,989 Common Shares have been issued and 1,505,011 Common Shares are available for issuance under the RRSP Plan.

        No financial assistance is provided by the Corporation to facilitate participation in the RRSP Plan.

Stock Option Plan

        Directors, officers, employees, service providers and insiders (as such terms are defined in the Securities Act (Ontario)) (each an "Eligible Person") are eligible to be granted stock options under the Stock Option Plan. The Stock Option Plan is administered by the Governance, Nominating and Compensation Committee. The term of options granted under the Stock Option Plan may not exceed ten years. If no determination is made by the Committee, the term of the options is three years. The exercise price of options may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant. Options are personal to the optionee and may not be assigned to anyone other than a corporation controlled by the optionee, the shares of which are and will continue to be, owned by the optionee and/or the spouse, children and/or grandchildren of the optionee.

        If no determination is made by the Committee regarding vesting, the options vest over two years in three equal tranches, one-third on the date of the grant and one-third on each of the first and second anniversary of the date of grant. The Corporation does not provide financial assistance to Eligible Persons to facilitate the purchase of Common Shares under the Stock Option Plan.

        Subject to any express resolution of the Committee, options granted prior to April 10, 2002 expire upon the optionee ceasing to be an Eligible Person, unless it is as a result of retirement, permanent disability or death. Options granted on or after April 10, 2002, subject to any express resolution of the Committee, expire (i) if the optionee is an employee dismissed without cause, 30 days after notice of dismissal, and (ii) if the optionee is a director, 30 days after the date the optionee ceases to be a director.

        If, before the expiry of options in accordance with their terms, an optionee ceases to be an Eligible Person by reason of retirement at normal retirement age (including early retirement in accordance with the Corporation's then current plans, policies or practices) or as a result of its permanent disability, the Committee, at its discretion, may allow the optionee to exercise its options to the extent that it would have been entitled at the time of retirement or disability, at any time up to and including, but not after, a date six months following the date of such event, or prior to the close of business on the expiration date of the option, whichever is earlier.

        If an optionee dies before the expiry of options in accordance with their terms, the optionee's legal representative(s) may, subject to the terms attached to the options and the Stock Option Plan, exercise the options to the extent that the optionee was entitled to do so at the date of death at any time up to and including, but not after, a date one year following the date of the optionee's death, or prior to the close of business on the expiration date of the options, whichever is earlier.

        No options may be granted under the Stock Option Plan if such grant could result, at any time, in: (a) the number of Common Shares reserved for issuance pursuant to the Stock Option Plan or other stock options granted to insiders exceeding 10% of the issued and outstanding Common Shares; (b) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares; or (c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares. The phrase "issued and outstanding Common Shares" excludes any Common Shares issued pursuant to the Stock Option Plan, or other stock options, stock option plans, employee stock purchase plans or other compensation or incentive mechanisms, over a preceding one-year period and "associate" means any person associated with such insider.

        The Board may amend or discontinue the Stock Option Plan at any time, provided that no such amendment may materially and adversely affect options previously granted to an optionee without the consent of the optionee, except to the extent required by law. Any such amendment would be subject to the prior approval of, or acceptance by, any stock exchange on which the Common Shares are listed and posted for trading.

        Subject to the rules of any relevant stock exchange or other regulatory authority, the Board may, by resolution, advance the date on which certain options may be exercised or extend the expiration date of certain options. The Board will not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which options may be exercised by any other optionee. The Board may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions of the Stock Option Plan concerning the effect of termination of the optionee's employment will not apply to any optionee for any reason acceptable to the Board.

        A maximum of 5,700,000 Common Shares may currently be issued pursuant to options granted under the Stock Option Plan, representing approximately 6.6% of the number of Common Shares currently issued and outstanding. As at December 31, 2008, options have been exercised to acquire 1,810,810 Common Shares and options to acquire 1,461,100 Common Shares are outstanding, leaving a balance of 2,428,090 available for further option grants. Options which lapse or expire become available for the grant of new options under the Stock Option Plan.

        During the financial year ended December 31, 2008, new options were granted to acquire 1,110,000 Common Shares. Of these new grants, options to purchase 120,000 Common Shares were granted to six directors and options to purchase an aggregate of 795,000 Common Shares were granted to Messrs. Biggar and Stone, new executive officers who joined the Corporation in 2008 as President and Chief Executive Officer and Vice President, Exploration, respectively. In addition, 20,000 options were granted to Mr. John Caldbick, General Manager of the Lac des Iles mine.

        The following table sets forth certain information regarding options granted to directors, officers and employees that are outstanding as at December 31.

Position	Securities Under Options Granted (#)	Exercise Price ($/Security)	Expiration Date

Directors	7,500 101,000 10,000 35,000 7,500 120,000	4.75 11.90 8.83 8.40 8.87 6.47	February 2011 June 2012 December 2013 June 2014 January 2015 May 2016

Officers	7,500 50,000 30,000 40,000 30,000 35,000 125,000 40,000 750,000	11.90 10.00 7.85 8.45 10.18 9.21 6.47 5.22 2.20	June 2012 November 2013 August 2014 April 2015 April 2015 February 2016 May 2016 June 2016 September 2016

Employees	10,600 7,000 15,000 20,000 20,000	11.90 9.03 8.12 6.47 4.83	June 2012 March 2015 October 2015 May 2016 July 2016

Restricted Share Unit Plan

        The purpose of the RSU Plan is to attract, retain and motivate individuals with the requisite training, experience and leadership to the Corporation and its subsidiaries and to advance the interests of the Corporation by providing such individuals with appropriate compensation to strengthen the alignment of the RSU holders' interests with the interests of Shareholders.

        Directors, officers and employees are eligible to participate in the RSU Plan. The RSU Plan is administered by the Board, which may determine from time to time, after considering recommendations of the Governance, Nominating and Compensation Committee, the number and timing of RSUs to be awarded and the applicable vesting criteria, provided that the vesting period does not exceed three years.

        The value of a RSU is based on the trading price of the Common Shares. A RSU represents only the right to receive the market value of a Common Share of the Corporation in cash on the applicable vesting date and does not entitle the holder of the RSU to any rights as a Shareholder, including the right to receive ordinary cash dividends. If the holder resigns or the holder's employment with the Corporation is terminated for any reason, the holder will forfeit any RSUs in the holder's account at that time which have not yet vested. If the holder (i) retires from employment with the Corporation; or (ii) is an employee of the Corporation and becomes eligible for long-term disability benefits under the terms of a long-term disability plan sponsored by the Corporation or is a non-executive director of the Corporation and suffers an injury, illness or disability the result of which is that the holder is unable to provide services to the Corporation for an aggregate of four months in any 12 month period, the holder will receive immediate payment in respect of the RSUs in the holder's account which have not yet vested. Outstanding RSUs are subject to normal anti-dilution events including stock dividends, and the subdivision, consolidation or reclassification of the outstanding Common Shares.

Securities Authorized for Issuance under Equity Compensation Plans

        The following table provides information on the Corporation's equity compensation plans as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 2)

Equity compensation plans approved by securityholders
(a) RRSP Plan	Nil	n/a	1,505,011
(b) Stock Option Plan	1,461,100	5.10	2,428,090

Equity compensation plans not approved by securityholders	n/a	n/a	n/a

Total	1,430,500	5.10	3,933,101

 PERFORMANCE GRAPH

        The following graph shows, for a period of five years (to December 31, 2008), the yearly percentage change in the cumulative shareholder return on the Common Shares compared to the cumulative total return of the S&P/TSX Composite Index, based on a fixed investment of $100 as at January 1, 2004.

        In late 2007, the Corporation completed a US$86 million equity offering. Although the resulting dilution placed downward pressure on the Corporation's stock price in 2007, management believes that it has left the Corporation in a strong financial position to weather current difficult economic conditions. During 2008, there was a significant decline in the price of palladium, which had a corresponding negative impact on the Corporation's share price. As a result of current market conditions, salaries for the Named Executive Officers were frozen for 2009.

        The S&P/TSX Composite Index is an index of the stock prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy, and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. As a result, the Corporation is of the view that no meaningful comparison can be drawn between the performance graph and the Corporation's compensation to executive officers over the past three years.

        Compensation levels for the Named Executive Officers cannot and should not be directly compared to year over year relative share price performance. Global commodity prices, particularly the price of palladium, are the single most significant factor affecting the Corporation's share price and are beyond the control of the Corporation's management.

        Over the past three years, the entire senior management team at the Corporation has been replaced. In order to attract and retain a new and highly qualified management team, the Governance, Nominating and Compensation Committee increased the total compensation mix to be positioned at the median of the Corporation's peer group of companies (see "Report on Executive Compensation — Compensation Benchmarking Study"). The Corporation's executive compensation package is designed to attract and retain top quality managers for the longer term to manage and grow the business through both adverse and favourable economic cycles.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

        The following table sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three fiscal years ended December 31 in respect of the individuals who served in the capacity of President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the other three most highly compensated executive officers of the Corporation who were serving in such capacities during the year ended December 31, 2008 and whose total salary and bonus, individually, exceeded $150,000 (collectively, the "Named Executive Officers" and each a "Named Executive Officer").

Summary Compensation Table

Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Annual incentive plans(3) ($)	Long-term incentive plans ($)	Pension value(4) ($)	All other compensation(5) ($)	Total compensation ($)

William J. Biggar President & Chief Executive Officer	2008	125,000(6)	50,000	1,012,500	Nil	Nil	Nil	2,679	1,190,179

James D. Excell Former President & Chief Executive Officer	2008 2007 2006	300,000 350,000 350,150	Nil 46,808 Nil	Nil 124,250 Nil	Nil 298,000 50,000	Nil	Nil	631,127 4,003 3,978	931,127 823,061 404,128

G. Fraser B. Sinclair Vice President, Finance & Chief Financial Officer	2008 2007	247,500 176,250(6)	120,000 Nil	Nil 285,500	25,000 116,000	Nil	Nil	10,138 2,500	402,638 580,250

David J. Passfield Vice President, Operations	2008 2007 2006	225,000 200,000 50,000(6)	150,000 Nil Nil	Nil 135,100 109,500	30,000 65,500 7,000	Nil	Nil	7,735 4,497 702	412,735 405,097 167,202

Trent C. A. Mell Vice President, Corporate Development, General Counsel & Corporate Secretary	2008 2007	210,833 116,875(6)	120,000 Nil	Nil 271,000	30,000 87,500	Nil	Nil	7,110 1,569	367,943 476,944

William E. Stone Vice President, Exploration	2008	189,269(6)	120,000	214,800	25,000	Nil	Nil	4,800	553,869

(1)
The "Share-based awards" figures reflect the grant date fair value of RSUs granted. Share units in the form of RSUs are granted periodically under the Corporation's RSU Plan. Grant date fair value for each RSU is equivalent in value to the fair market value of one Common Share of the Corporation on the date immediately preceding the date of the grant.

(2)
Each Named Executive Officer other than Mr. Excell received stock options upon commencement of employment with the Corporation, in the following amounts: Mr. Biggar, 750,000 options; Mr. Sinclair, 40,000 options, Mr. Passfield, 30,000 options; Mr. Mell, 30,000 options; and Mr. Stone, 35,000 options. The "Option-based awards" figures reflect the grant date fair value of options granted for the year ended December 31, 2008 in accordance with the Corporation's Stock Option Plan. The grant date fair value and accounting fair value are calculated by using the Black-Scholes option valuation model. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Corporation's common share price, expected dividend yield, and risk-free interest rate. The Corporation assigns an exercise price equivalent to the value of one unit of the Corporation's Common Shares on the TSX on the date immediately preceding the date of the grant. The assumptions used in the valuation are based on an expected life of four years, which is half the sum of the actual term of eight years and a vesting period of three years. The grant date fair value of stock option awards differs from the accounting fair value recognized in the Corporation's financial statements. Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) requires recognition in the Corporation's financial statements of an expense for option awards using the fair value method of accounting. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as a compensation expense. The accounting fair value for awards granted in 2008 was a weighted-average of 59% of the option exercise price. At December 31, 2008, the Corporation has recognized 14% of the fair value of the options through compensation expense.

(3)
The "Annual incentive plans" figures reflect the bonuses paid to each Named Executive Officer in January 2009 based on his performance against the 2008 STIP targets (see "Executive Compensation Discussion and Analysis — Structure of Compensation Strategy").

(4)
The Corporation does not have any pension plans.

(5)
The "All other compensation" figures for 2008 reflect the (i) life insurance amounts granted to Messrs. Biggar ($1,195), Excell ($4,460), Sinclair ($3,900), Passfield ($3,550), Mell ($3,335) and Stone ($2,975); (ii) RRSP contributions granted to Messrs. Sinclair ($5,000), Passfield ($4,160), Mell ($3,750) and Stone ($1,800); and (iii) severance payment to Mr. Excell ($626,667).

(6)
Salary information is not for a full year of service. Mr. Biggar joined the Corporation on October 1, 2008, Mr. Sinclair on April 2, 2007, Mr. Passfield on October 2, 2006, Mr. Mell on April 16, 2007 and Mr. Stone on February 25, 2008.

Employment Contracts and Termination and Change of Control Benefits

        The Corporation has entered into employment agreements with each of the Named Executive Officers. Generally, the employment agreements provide the position, term and duties of each Named Executive Officer. The employment agreements also provide that the Corporation shall pay each Named Executive Officer an annual base salary, the right to participate in all health, dental and other benefit plans of the Corporation, the right to participate in the Corporation's STIP and the right to receive stock options or RSUs upon approval from the Board. Pursuant to the STIP, the Named Executive Officers are eligible to receive a performance bonus in accordance with the Governance, Nominating and Compensation Committee's compensation policy. The amount of any such performance bonus and the related performance criteria are determined from time to time by the Governance, Nominating and Compensation Committee and are subject to approval by the Board. See "Executive Compensation and Analysis — Structure of the Compensation Strategy — Short Term (Annual Performance) Incentives" in this Circular.

        Except for the Chief Executive Officer, in the event that his employment is terminated without cause, each of the Named Executive Officers is entitled to receive one year's annual base salary and benefits. Also, pursuant to their employment agreements, each of the Named Executive Officers shall not, during the term of his employment and for a period of 12 months following his termination for any reason, directly or indirectly carry on or be engaged in or have financial or other interest in any competitive business as the Corporation within the territory defined in the employment agreements.

        Mr. Biggar was appointed President and Chief Executive Officer of the Corporation on October 1, 2008. Pursuant to his employment agreement with the Corporation dated September 14, 2008 (effective October 1, 2008), Mr. Biggar shall be paid an annual base salary (initially set at $500,000, subject to annual review and adjustments beginning on December 31, 2009) and he is eligible to earn an annual bonus (pro-rata for the period of October 1, 2008 to December 31, 2008) of up to 100% of his base salary based upon achievement of both corporate and personal objectives established by the Board. Upon commencement of his term of employment, Mr. Biggar was granted 750,000 options in accordance with the Corporation's Stock Option Plan. In the event of a "Change of Control" (as defined in his employment agreement), all unvested options held by Mr. Biggar at such time shall immediately vest and become exercisable. In the event that the Corporation terminates Mr. Biggar's employment without "Just Cause" or Mr. Biggar terminates his employment for "Good Reason" (as such terms are defined in his employment agreement), Mr. Biggar shall receive (i) an amount equal to his "Annual Compensation" (as defined in the employment agreement) for 18 months, (ii) an amount equal to the Corporation's cost for maintaining his benefits for 18 months, and (iii) his entitlements in accordance with the terms of his options.

        Mr. Excell was the Corporation's President and Chief Executive Officer until September 30, 2008. For his service up to September 30, 2008, Mr. Excell received base salary of $300,000. Upon termination of his employment, Mr. Excell received a severance payment of $626,667.

 INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

        The following table sets forth the options to purchase securities of the Corporation and RSUs of the Corporation granted to Named Executive Officers outstanding as at December 31, 2008.

	Option-based Awards(1)				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested(4) ($)

William J. Biggar	750,000	2.20	Sept. 30, 2016	Nil	Nil	Nil

James D. Excell	35,000 50,000 7,500	6.47 10.00 11.90	May 21, 2016 Nov. 27, 2013 Jun. 23, 2012	Nil Nil Nil	Nil	Nil

G. Fraser B. Sinclair	10,000 30,000 40,000	5.22 6.47 8.45	Jun. 9, 2016 May 21, 2016 Apr. 1, 2015	Nil Nil Nil	56,738	120,000

David J. Passfield	10,000 30,000 30,000	5.22 6.47 7.85	Jun. 9, 2016 May 21, 2016 Aug. 26, 2014	Nil Nil Nil	70,922	150,000

Trent C. A. Mell	10,000 30,000 30,000	5.22 6.47 10.18	Jun. 9, 2016 May 21, 2016 Apr. 15, 2015	Nil Nil Nil	56,738	120,000

William E. Stone	10,000 35,000	5.22 9.21	Jun. 9, 2016 Feb. 24, 2016	Nil Nil	56,738	120,000

(1)
Includes all options awarded to Named Executive Officers under the Stock Option Plan outstanding as at December 31, 2008.

(2)
Includes all RSUs awarded to Named Executive Officers under the RSU Plan outstanding as at December 31, 2008.

(3)
The "Value of unexercised in-the-money options" figures reflect the aggregate dollar amount of in-the-money unexercised options held at the end of the year. The price per Common Share at the close of business on the TSX on December 31, 2008 was $2.21.

(4)
The "Market or payout value of share-based awards that have not vested" figures reflect the aggregate market value or payout value of RSUs that have not vested, based on the closing price of Common Shares on the TSX on December 31, 2008.

Incentive Plan Awards — Value Vested or Earned During 2008

        The following table sets forth for each Named Executive Officer the value that would have been realized if the options granted under the Stock Option Plan had been exercised on their vesting date, the value realized upon vesting of RSUs and the value earned under non-equity incentives (i.e. STIP), all during the year ended December 31, 2008.

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year(3) ($)

William J. Biggar	Nil	50,000	Nil

James D. Excell	Nil	Nil	Nil

G. Fraser B. Sinclair	Nil	Nil	25,000

David J. Passfield	Nil	Nil	30,000

Trent C. A. Mell	Nil	Nil	30,000

William E. Stone	Nil	Nil	25,000

(1)
Figures represent the value that would have been realized from all options vested during 2008, calculated based on the difference between the closing price of Common Shares on the TSX on the date of vesting and the exercise price of the option.

(2)
Figures represent the value realized for RSUs that have vested, calculated based on the closing price of Common Shares on the TSX on the date of vesting.

(3)
Figures represent the bonuses paid to each Named Executive Officer in January, 2009 based on his performance against the 2008 STIP targets. See "Annual Incentive Plans" in Summary Compensation Table above.

AGGREGATE INDEBTEDNESS

        During the past fiscal year, no director, officer, employee or former director, officer or employee of the Corporation or any of their respective associates, has been indebted, or is presently indebted, to the Corporation or any of its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation maintains a directors' and officers' liability insurance policy for a maximum amount of US$25 million and a Side-A difference in condition ("Side-A DIC") liability insurance policy for which the Corporation paid an annual premium of US$237,913 in 2008. In accordance with the provisions of the Canada Business Corporations Act, the Corporation's by-laws provide that the Corporation will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity for a related entity, and its heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding to which it is made a party by reason of being or having that association with the Corporation or such other entity, if (a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or the other entity, as the case may be and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. Upon such indemnification, the Corporation may recover against its insurance policy to the full extent permitted by law, subject to a deductible of US$500,000. The Side-A DIC policy provides stand alone and direct coverage to directors and officers in circumstances where corporate indemnities and conventional D&O policies do not respond.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        The Corporation entered into a securities purchase agreement on March 24, 2006 (the "Securities Purchase Agreement") with KFOC and IP Synergy Finance Inc. (collectively, the "Holders") that provided for the private placement of US$58.5 million principal amount of 6.5% convertible notes due 2008. On the initial closing, KFOC purchased US$17.5 million of principle amount of 6.5% convertible notes. The Corporation also had the right, which it exercised, to require KFOC to purchase up to US$13.5 million on or before June 30, 2006, the proceeds of which were to be used to pay down the remaining portion of a US$20 million non revolving credit facility that had been extended by KFOC to the Corporation in December 2001. The repayment of the interest and the principal amount of the convertible notes under the Securities Purchase Agreement are payable in any combination of Common Shares and cash at the option of the Holders. In connection with such repayment, the Corporation issued a total of 3,462,525 Common Shares to the Holders for the year ended December 31, 2007. For the period from January 1, 2008 to December 31, 2008, the Corporation issued an additional 6,277,052 Common Shares.

        Further pursuant to the Securities Purchase Agreement, KFOC exercised its pre-emptive right to participate in the public offering of units of the Corporation (each unit comprised of one Common Share and one half Common Share purchase warrant) on December 13, 2007. KFOC exercised its right in full resulting in its purchase of 25% of the 18,666,667 units offered, totalling 4,666,666 units at a purchase price of US$18,666,667. On January 9, 2008, KFOC exercised in full its pre-emptive right to participate in the over-allotment of the public offering. KFOC purchased an additional 25% of the 2,800,000 unit over-allotment, totalling 700,000 units at a purchase price to KFOC of US$2,800,000.

 CORPORATE GOVERNANCE

1.     Board of Directors

  Independence from Management and Significant Shareholder

        A majority of the directors of the Corporation (six of seven) are independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") — Messrs. Berlin, Comba, Douchane, Quinn, Van Staveren and Weymark. Mr. Biggar is not considered independent as he is also the President and Chief Executive Officer of the Corporation.

        KFOC is a significant shareholder within the meaning of NI 58-101. As of April 14, 2009 KFOC holds or controls approximately 43.4% of the issued and outstanding Common Shares. As of December 31, 2008, all of the amounts owing under the convertible notes had been repaid. KFOC does not have a nominee on the Board.

        The role of the Chairman is to effectively manage and provide leadership to the Board. Mr. Douchane was appointed non-executive Chairman effective December 31, 2005. Mr. Douchane is independent in accordance with NI 58-101. The Board promotes the opportunity for leadership to be exercised by its independent directors through Committee chairman appointments and by providing directors with an opportunity to recommend agenda items for consideration at Board meetings.

        In 2008, the Board held 14 meetings of directors and the standing Committees held 11 meetings throughout the year. Independent directors do not hold regularly scheduled meetings but the Board fosters independence from management of the Corporation by regularly excusing management from Board meetings to facilitate open and candid discussions. In addition, each of the Technical, Environment, Health and Safety Committee and the Board make an annual trip to the Lac des Iles mine to review the operations and meet directly with mine site personnel.

        Given the foregoing, the Board believes it is independent of management and its significant shareholder.

        The following describes the attendance records at Board and Committee meetings for each director in 2008.

Director	Board Meetings(1)	Committee Meetings(1)(2)

Steven Berlin(4)	13 of 14	Audit: Technical:	3 of 5 3 of 3

William Biggar(3)	3 of 3	Not applicable

David Comba	13 of 14	Audit: Technical:	5 of 5 3 of 3

André Douchane(5)	14 of 14	Governance Technical:	3 of 3 3 of 3

Robert Quinn	14 of 14	Audit: Governance:	5 of 5 3 of 3

Gregory Van Staveren	14 of 14	Audit: Governance:	5 of 5 3 of 3

William Weymark	13 of 14	Governance Technical:	3 of 3 3 of 3

(1)
Attendance record is based on the number of meetings held while the director in question was a member of the Board or committee.

(2)
"Audit" refers to the Audit Committee. "Technical" refers to the Technical, Environmental, Health and Safety Committee. "Governance" refers to the Governance, Nominating and Compensation Committee.

(3)
Mr. Biggar joined the Board on October 1, 2008. He is an observer at the Audit, Technical, Environmental Health and Safety, and Governance, Nominating and Compensation committees and does not exercise any voting powers in relation thereto.

(4)
Mr. Berlin is an observer at Audit Committee meetings and does not exercise any voting powers in relation thereto.

(5)
Mr. Douchane is an observer at Governance, Nominating and Compensation Committee meetings and does not exercise any voting powers in relation thereto.

  Other Directorships

        Certain members of the Board are also directors of other public companies. Mr. Berlin is a director of Orchids Paper Products Company. Mr. Biggar is a director of Silver Bear Resources Inc. and Primaris Retail REIT. Mr. Comba is a director of First Nickel Inc., Cogitore Resources Inc., and Regent Pacific Group Ltd. Mr. Douchane is a director of Osisko Mining Corporation. Mr. Quinn is a director of Formation Capital Corporation, Mercator Minerals Ltd. and Great Western Minerals Group Ltd. Mr. Van Staveren is a director of Royal Laser Corp. and Quadra Mining Ltd. Mr. Weymark is a director Tirex Resources Ltd.

2.     Mandate of the Board of Directors

        The Board's mandate is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In fulfilling its mandate, the Board among other matters is responsible for: reviewing the Corporation's overall business strategy and its annual business plan; identifying principal risks and implementation of systems to manage those risks; assessing management's performance against approved business plans and industry standards; appointing officers and reviewing succession planning; developing a communication policy for the Corporation's Shareholders; and the integrity of internal control and management information systems. The Board has a written mandate, the full text of which is included in this Circular as Schedule A.

        Board meetings are held at least once per quarter, and at each meeting there is a review of the business of the Corporation. The frequency of meetings and the nature of the Board and Committee items considered varies depending on the activities and priorities of the Corporation. In 2008, the Board met 14 times.

3.     Interests of Directors in Competing Businesses

        From time to time, potential conflicts may arise to which the directors of the Corporation are subject in connection with the business and operations of the Corporation. The individuals concerned are governed in any conflicts or potential conflicts by applicable law and the Corporation's Code of Conduct (defined below). As of the date hereof, the following directors of the Corporation hold positions with other companies that explore for or produce platinum group metals or have other business interests, which may potentially conflict with the interests of the Corporation:

  (a)
  In January 2007, Mr. Douchane was appointed President and Chief Executive Officer of Starfield Resources Inc., a TSX Venture Exchange listed company. Starfield Resources is involved in the exploration and development of its 100% owned Ferguson Lake nickel-copper-cobalt-palladium-platinum property located in Nunavut, Canada. Additionally, in September 2007, Mr. Van Staveren was appointed part-time Chief Financial Officer of Starfield Resources.

  (b)
  Mr. Comba is a director of First Nickel Inc., a TSX listed company, which operates the Lockerby Mine in Sudbury, Ontario, a nickel, copper and cobalt producer with platinum group credits. The Lockerby Mine was placed on care and maintenance in October 2008 due to low nickel prices. First Nickel has also actively explored for nickel deposits in Sudbury and south-eastern Ontario.

4.     Position Descriptions

        The Board has written descriptions of the duties of each of the Chairman of the Board and the President and Chief Executive Officer as well as written charters for each standing Committee. The chairman of each Committee presides at all meetings of the committee, is responsible for ensuring that the work of the Committee is well organized and proceeds in a timely fashion and reports on the activities of the Committee to the Board.

5.     Orientation and Continuing Education

        New members to the Board possess considerable knowledge of their duties and obligations as a director through their work experience and membership on boards of directors of other reporting issuers. The Governance, Nominating and Compensation Committee is responsible for ensuring that new members are provided with the necessary information about the Corporation, its business and the factors which affect its performance. This Committee reviews and monitors the orientation of new Board members.

        Continuing education includes receiving an update of the Corporation's operations and important activities at each regularly scheduled meeting of the Board. The Board also receives regular written reports from management of the Corporation. The directors are also informed of changes in applicable laws and rules of stock exchanges that are relevant to their roles as directors.

6.     Ethical Business Conduct

        The Board has adopted a written code of conduct and ethics for its directors, officers and employees ("Code of Conduct"), a copy of which is available on the Corporation's website at www.napalladium.com or SEDAR at www.sedar.com. Under the Code of Conduct and the Corporation's Whistleblower Policy, individuals must report in writing any situation or transaction which is or may conflict with the Code of Conduct. Depending on the nature of the matter, a report is to be made to: (i) the individual's immediate supervisor; (ii) the Corporate Secretary, CFO or CEO; or (iii) the Chairman of the Audit Committee. For concerns or complaints regarding accounting, internal controls or auditing matters, an individual may contact the Chairman of the Audit Committee directly via email. The Audit Committee Chairman in turn reports the matter to the Audit Committee and the Board. For matters raised by a director, a report would be made to the Chairman of the Board.

        The Board requires all directors to disclose any activities or relationships which could potentially result in a conflict of interest. Should a director declare an interest in a material contract or transaction being considered at a meeting of the Board, the director must excuse himself or herself from the meeting during consideration of the matter, and may not vote on the matter.

        The Board promotes a culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations and with the Code of Conduct. Directors, officers and employees are encouraged to discuss the application of the Code of Conduct to specific circumstances with the President and Chief Executive Officer, the Corporate Secretary or the Chairman of the Audit Committee.

7.     Board Committees

        The Board has three standing committees: the Audit Committee, the Governance, Nominating and Compensation Committee and the Technical, Environmental, Health and Safety Committee. The duties and responsibilities of each of the current standing Committees are described below.

        From time to time, ad hoc committees of the Board may be constituted to deal with special requirements of the Corporation.

  Audit Committee

        The Audit Committee meets with the Corporation's auditors before the submission of audited annual financial statements to the Board and at any other instance deemed necessary. The Committee is responsible for assessing the performance of the Corporation's auditors and for reviewing the Corporation's financial reporting and internal controls. The Committee has adopted a charter, ratified by the Board, which describes roles and responsibilities to the members of the Committee. The Committee met 5 times during the fiscal year ended December 31, 2008. The full text of the Audit Committee's charter can be found on page 57 of the Corporation's most recent Annual Information Form, available at www.sedar.com.

        The Committee is comprised of Messrs. Van Staveren (chairman), Comba and Quinn. Messrs. Berlin and Biggar are observers at Audit Committee meetings and do not exercise any voting powers in relation thereto. Messrs. Van Staveren, Comba and Quinn are independent as such term is defined in MI 52-110 and are financially literate. Each of the members has the requisite qualification to serve on the Audit Committee. Mr. Van Staveren has received a CA and a CPA designation and was a former partner at KPMG, and each of Messrs. Comba and Quinn has had extensive management and board experience in the mining industry.

        The Corporation discovered an inadvertent violation of Section 121 of the AMEX Company Guide in 2006. Mr. Van Staveren has a brother who is a partner at KPMG LLP ("KPMG"), the Corporation's outside auditor. As a result of Mr. Van Staveren's brother's affiliation with KPMG, Mr. Greg Van Staveren is not independent within the meaning of Section 121A(f) of the AMEX Company Guide, which provides that a director who is, or has an immediate family member who is, a current partner of a listed company's outside auditor is not independent. However, Note 5 to the Commentary to Section 121 of the AMEX Company Guide provides that foreign companies are permitted to follow home country practice in lieu of the audit committee requirements specified in Section 121, provided that such companies comply with Rule 10A-3 under the Exchange Act. Mr. Greg Van Staveren's familial relationship with KPMG does not impair his independence under Rule 10A-3. The Corporation is in compliance with the director independence and audit committee requirements under applicable Canadian requirements. The Corporation applied to the AMEX for a waiver of the foregoing requirements of Section 121 of the AMEX Company Guide. This waiver was granted on March 10, 2006.

        In 2008, the Audit Committee held five meetings.

  Governance, Nominating and Compensation Committee

        The members of the Governance, Nominating and Compensation Committee are Messrs. Weymark (chairman), Quinn and Van Staveren. Messrs. Douchane and Biggar are observers at Governance, Nominating and Compensation Committee meetings and do not exercise any voting powers in relation thereto. The Committee is comprised of independent directors.

        One of the Committee's responsibilities is to oversee matters relating to corporate governance including: (i) formulating formal guidelines on corporate governance to provide appropriate guidance to the Board and the directors as to their duties; (ii) ensuring that such guidelines, once adopted by the Board, are implemented and that the directors and the Board as a whole comply with such guidelines; (iii) reviewing such guidelines annually and recommending changes when necessary or appropriate; and (iv) assessing the size, composition and dynamics of the Board and reporting to the Board with respect to appropriate candidates for nomination to the Board.

        When a vacancy on the Board occurs or is anticipated, the Committee has been mandated to conduct an extensive search for candidates with suitable qualifications, skills and experience. Suitable candidates are contacted and, if interested, interviewed by the Committee and a recommendation is then made to the Board. The Board will then interview the candidate before making a decision to appoint a candidate or nominate him or her for election to the Board.

        The Committee also considers the adequacy and form of compensation of directors and makes recommendations to the Board. The Committee overseas periodic, independent reviews of director compensation of comparable companies and the responsibilities and risks involved in being an effective director, in assessing realistic compensation levels for the directors of the Corporation.

        In 2008, the Governance, Nominating and Compensation Committee held three meetings.

  Technical, Environment, Health and Safety Committee

        The Technical, Environment, Health and Safety Committee has four members, Messrs. Comba (Chairman), Berlin, Douchane and Weymark. Mr. Biggar is an observer at Committee meetings and he is not entitled to vote on matters considered by the Committee. The Committee acts as adviser to management and the Board on matters concerning the environment, health and safety, and exploration, mining, metallurgy and other technical issues.

        In 2008, the Technical, Environment, Health and Safety Committee held three meetings.

7.     Assessments

        The Board as a whole is responsible for assessing its own performance. Each director is required to complete a written questionnaire to the Chairman of the Board who summarizes the responses and reports the results to the Board.

        The Governance, Nominating and Compensation Committee annually examines the size of the Board and the effectiveness and contribution of the individual directors. The effectiveness of each committee of the Board is also considered by the Committee during deliberations on recommendations for proposed committee nominations.

        The Committee believes that the size of the Board and the qualifications, skills and experience of the Board is appropriate to effectively carry out its duties and responsibilities.

SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

        In order to be included in the meeting materials for the 2010 Annual Meeting of Shareholders, Shareholder proposals must be received by the Corporation at its office at Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5, Attention: Corporate Secretary, by not later than December 31, 2009.

ADDITIONAL INFORMATION

        Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation's website at www.napalladium.com. Financial information about the Corporation is provided in the comparative financial statements and management discussion and analysis of operating and financial results ("MD&A") for its most recently completed financial year.

        The Corporation will provide to any person or company, upon request to its Corporate Secretary, a current copy of the following documents:

  (1)
  latest Annual Report, including MD&A;

  (2)
  latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

  (3)
  Financial statements for the year ended December 31, 2008, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

  (4)
  Management information circular for the Corporation's last annual meeting of Shareholders.

        The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder of the Corporation.

DIRECTORS' APPROVAL

        The contents of this Circular and the sending thereof to Shareholders of the Corporation have been approved by the Board of Directors.

DATED at Toronto, Ontario this April 23, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

André J. Douchane Chairman

 SCHEDULE A

OBLIGATIONS, DUTIES AND ROLE OF THE BOARD OF DIRECTORS

A.    OBLIGATIONS

1.
The Board of Directors shall assume the responsibility for the stewardship of the Corporation and shall:

(a)
supervise the management of the business and affairs of the Corporation; and

(b)
act in accordance with the Corporation's obligations contained in the Canada Business Corporations Act (the "CBCA"), the securities legislation of each province and territory of Canada, the governance guidelines of the Toronto Stock Exchange and the American Stock Exchange, other relevant legislation and regulations and the Corporation's articles and by-laws.

2.
As a matter of policy, the following matters must be considered by the Board as a whole and may not be delegated to a committee:

(a)
changing the membership of, or filling a vacancy in, any committee;

(b)
appointing and removing officers, unless such appointment or removal is specifically delegated to the President and Chief Executive Officer or a committee of the Board; and

(c)
such matters, if any, as may be specified in the resolution establishing any committee.

3.
Pursuant to the CBCA, the following additional matters must be considered by the Board as a whole and may not be delegated to a committee:

(a)
submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)
filling a vacancy in the office of auditor;

(c)
issuing securities except in the manner and on the terms authorized by the directors;

(d)
declaring dividends;

(e)
purchasing or redeeming or any other form of acquiring shares issued by the Corporation;

(f)
paying a commission or allowing a discount to any person in consideration of that person subscribing or agreeing to subscribe for shares of the Corporation or procuring or agreeing to procure subscriptions for any such shares;

(g)
approving management proxy circulars;

(h)
approving any take-over bid circular or directors' circular;

(i)
approving the annual financial statements of the Corporation; and

(j)
adopting, amending or repealing the by-laws of the Corporation.

B.    DUTIES

        The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving other powers to itself. Subject to the articles and by-laws of the Corporation, the Board retains the responsibility for managing its own affairs including planning its composition, selecting its Chairman, nominating candidates for election to the Board, appointing committee members and determining director compensation. The Board's principal duties fall into the following six categories.

1.     Selection of the Management

  The Board has the responsibility for:

  (a)
  appointing and replacing the President and Chief Executive Officer, monitoring President and Chief Executive Officer performance, determining President and Chief Executive Officer compensation and providing advice and counsel in the execution of the duties of the President and Chief Executive Officer;

  (b)
  approving the appointment and remuneration of all corporate officers, acting upon the advice of the President and Chief Executive Officer; and

  (c)
  ensuring that adequate provision has been made for management succession.

2.     Monitoring and Acting

  The Board has the responsibility to:

  (a)
  monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

  (b)
  take action when performance falls short of its goal or in other special circumstances (for example, mergers and acquisitions or changes in control);

  (c)
  identify principal risks and ensure appropriate systems to manage those risks are implemented; and

  (d)
  approve any payment of dividends to shareholders.

3.     Strategy Determination

  The Board has the responsibility to participate with management directly or through its committees, in developing and approving the mission of the Corporation, its objectives and goals, and the strategy by which it proposes to reach those goals.

4.     Policies and Procedures

  The Board has a particular responsibility to:

  (a)
  confirm that the Corporation operates at all times within applicable laws and regulations, and to the highest ethical and moral standards (pursuant to the Code of Conduct);

  (b)
  approve and monitor compliance with significant policies and procedures by which the Corporation is managed; and

  (c)
  ensure that the integrity of the internal control and information management systems are maintained.

5.     Reporting to Shareholders

  The Board has the responsibility for:

  (a)
  ensuring that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

  (b)
  ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards;

  (c)
  ensuring, to the extent it is aware, the timely reporting of any other developments that have a significant and material impact on the value of the Corporation and in setting out its future plans and strategies; and

  (d)
  reporting annually to shareholders on its stewardship for the preceding year.

6.     Legal Requirements

  The Board is responsible for confirming that legal requirements have been met and that documents and records have been properly prepared, approved and maintained.

C.    CONSTITUTION AND ROLE OF THE BOARD OF DIRECTORS

1.     Board Composition

  (a)
  Constitution of the Board

    The Board will be constituted with at least an equality of individuals who qualify as unrelated and independent directors.

    If the Corporation has a significant shareholder, the Board will include, at a minimum, a proportion of unrelated directors that fairly represents the investment in the Corporation by shareholders other than the significant shareholder.

    The Board will determine annually whether it is constituted with the appropriate number of unrelated or independent directors, as the case may be, and will report its conclusions, and the analysis supporting the conclusions, as required by applicable laws.

  (b)
  Board Membership

    The Board is responsible for selecting nominees for appointment or election to the Board. The Board delegates the nomination process to the Governance, Nominating and Compensation Committee with the input from the Chairman of the Board and the President and Chief Executive Officer.

    The Governance, Nominating and Compensation Committee reviews with the Board on an annual basis, the appropriate diversity, skills and experience required of Board members in the context of the needs of the Board, and will recommend increasing, decreasing or replacing directors to facilitate more effective governance of the Corporation.

    The Governance, Nominating and Compensation Committee will provide an orientation and education program for new recruits to the Board.

  (c)
  Board Size

    The Board will annually consider its size and will increase or decrease the number of directors to facilitate more effective leadership and decision making.

  (d)
  Inside and Outside Directors

    An "inside" director is a director who is an officer or employee of the Corporation or of any of its affiliates. An "outside" director is a director who is not a member of management. The only inside director may be the President and Chief Executive Officer.

2.     Resignation

  Any director who changes their employment after being elected to the Board should offer to resign from the Board. This will provide an opportunity for the Governance, Nominating and Compensation Committee to review the continued appropriateness of that person's Board membership under the changed circumstances.

3.     Relationship with Management

  The Board functions independently of management, and the role of Chairman is separate from that of President and Chief Executive Officer. The Chairman's role is to effectively manage and provide leadership to the Board while the role of the Chief Executive Officer is to provide the day-to-day leadership and management of the Corporation.

  (a)
  The President will be the Chief Executive Officer of the Corporation.

  (b)
  The Chief Executive Officer formulates Corporation policies and proposed actions and presents them to the Board for approval. The Chief Executive Officer keeps the Board fully informed of the Corporation's progress towards the achievement of, and of all material deviations from, the goals or objectives and policies established by the Board in a timely and candid manner.

  (c)
  The Chief Executive Officer speaks for North American Palladium Ltd. Individual Board members may meet or otherwise communicate with various constituencies but only with the knowledge of the Chief Executive Officer and, in most instances, at the request of the Chief Executive Officer.

4.     Strategic Plan

  The Board, with the assistance of the Chief Executive Officer, is responsible for establishing the long-term goals and objectives of the Corporation.

  The initiative for developing and modifying the corporate strategies to achieve these goals and objectives must come from management. The Board may assist in the development of the strategies, act as a resource, contribute ideas and ultimately approve the strategy, but management will lead this process.

  The Board is responsible for monitoring management's success in implementing the strategies to achieve such goals and objectives and ensuring that the strategies are modified appropriately.

5.     Performance Evaluation

  (a)
  Chief Executive Officer Evaluation

    One of the most important aspects of effective governance is the relationship between the Chief Executive Officer and the Board. It is crucial that the Board is fully informed and that the Chief Executive Officer has a forum for drawing on the wisdom and experience that exists within the Board. While it is expected that full and frank dialogue will exist between the Chief Executive Officer and the Board, a Chief Executive Officer review process at least once a year ensures that this communication takes place. It allows for a full and healthy dialogue between the Board and the Chief Executive Officer regarding corporate and individual performance.

  (b)
  Board Evaluation

    The Board is committed to evaluating its own performance on an annual basis. The review process is also an opportunity to provide input to the Chairman on its performance.

    This assessment is designed to evaluate the Board's contribution as a whole and to review areas in which the Board believes a better contribution can be made. Its purpose is to increase the effectiveness of the Board, not to single out individual Board members.

6.     Meetings

  The Board will meet on a scheduled basis five times per year and more frequently if required. The Chairman, with the assistance of the Chief Executive Officer, will be responsible for establishing the agenda for Board meetings. A significant portion of each meeting will be spent examining future plans and strategies.

  The Chairman shall solicit from the members of the Board recommendations as to matters to be brought before the Board and shall ensure that such matters receive a fair hearing. The Chairman shall have the same voting powers as all directors and will determine, consistent with the Corporation's bylaws, which matters require a vote. In the case of an equality of votes, the Chairman, in addition to his or her original vote, shall have the casting vote.

  Management will deliver a meeting agenda and background material on agenda items to directors not less than 5 business days prior to each meeting, so that Directors can prepare for the Board meetings.

  As a matter of principle, directors should always be made aware by the Chairman whether they are discussing issues or proposals for discussion purposes only or to make a decision.

  (a)
  Guests at Board Meetings

    Guests may be invited by the Board and Chief Executive Officer to make presentations to the Board. Should the Chief Executive Officer wish to invite other people as attendees on a regular basis, the Chief Executive Officer should first seek the concurrence of the Board.

  (b)
  Access to Senior Management

    The Board should meet on a regular basis without management present. However, the Board encourages the Chief Executive Officer to bring into Board meetings employees who can provide additional insight into the items being discussed and/or who have potential and should be given exposure to the Board.

    If a director is in the situation of having to contact an employee directly, the director will ensure that this contact is not distracting to the business operation of the Corporation. The Chief Executive Officer should be made aware of the substance of such contact.

7.     Board Information

  Prior to each quarterly meeting, the Board should receive the following information from management:

  (a)
  a letter from the President and Chief Executive Officer outlining major accomplishments and issues;

  (b)
  a summary of each agenda item that requires a thorough debate of various courses of action and concluding with management's recommendations and summary of the risks. The directors should receive this information not less than 5 business days prior to each meeting; and

8.     Board Committees

  The Board may form a committee of directors and delegate to such committee any powers of the directors, subject to Section 115 of the Canada Business Corporations Act ("CBCA"). A committee shall generally be composed of outside directors, a majority of whom are unrelated and independent directors, although some board committees may include the one inside director.

  Subject to the Corporation's by-laws and any resolution of the board of directors, a committee may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Where neither the Board nor the committee has determined the rules or procedures to be followed by the committee, the rules and procedures set out in the by-laws, paragraphs 8 to 15, shall apply with necessary modifications.

  The roles of the committees with respect to the Board are discussed below:

  (a)
  Committee Membership

    Committee members are appointed by the Board on the recommendation of the Board Chairman in consultation with the Chief Executive Officer and the Governance, Nominating and Compensation Committee and with consideration of the desires of individual Board members.

    Consideration will be given to rotating committee members periodically.

    Committee chairmen are selected by the Board on the recommendation of the Chairman. The chairman of a committee presides at all meetings of the committee and is responsible to see that the work of the committee is well organized and proceeds in a timely fashion.

    All directors may attend meetings of any committee at the Committee chairman's invitation, but may not vote and may not be counted for the purposes of the quorum.

  (b)
  Committee Meetings and Agendas

    The committee chairman, in consultation with committee members, will determine the location, frequency and length of the meetings of the committee. The Audit Committee shall meet at least four times per year to review the annual and interim financial statements. All other committees shall meet at least annually. The chairman of the committee, in consultation with the Chief Executive Officer or the appropriate senior manager, will develop the committee's agenda.

    Notice of meetings shall be given by letter, facsimile or other means of recorded electronic communication, or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meetings before or after the holding thereof.

  (c)
  Committee Responsibilities

    Committees analyze, consistent with their terms of reference, strategies and policies which are developed by management. Committees may make recommendations to the Board but, unless specifically mandated to do so, do not take action or make decisions on behalf of the Board.

    A committee may, from time to time, request assistance of external advisors who the committee requires to research, investigate and report on matters within a committee's term of reference. This request should be approved by the Board and coordinated through the Chairman and Chief Executive Officer.

  (d)
  Reporting

    Each committee has a duty to report to the Board all matters that it considers to be important for Board consideration. All minutes of committees should be attached to the Board minutes and forwarded to each member of the Board by the Corporate Secretary of the Corporation in a timely manner.

9.     Director Compensation

  Remuneration of directors is established by the Board on the recommendation of the Governance, Nominating and Compensation Committee and shall be generally in line with that paid by public companies of a similar size and type.

  The Board encourages Board members to own shares in the belief that share ownership facilitates the directors' identification with the interests of the shareholders. Under a new policy adopted in 2007, Directors are expected to spend at least $75,000 on purchases of common shares of the Corporation by the later of August 2010 and three years from the date they joined the board. To achieve this target, each director shall purchase shares of North American Palladium in an amount equal to at least half of the after-tax annual base retainer fee earned until the target is achieved.

10.   Corporate Standards of Conduct

  The Board has the responsibility for ensuring that standards of conduct are established and for monitoring compliance by the Corporation.

  The Corporation has established an Environmental Policy, Occupational Health and Safety Policy and Code of Conduct.

11.   Access to Outside Advisors

  Individual directors or a group of directors may engage an outside advisor at the expense of the Corporation in appropriate circumstances. The engagement of the outside advisor should be coordinated through the Chairman and the Chief Executive Officer, and be subject to Board approval.

QuickLinks

  Exhibit 99.2
SOLICITATION OF PROXIES
APPOINTMENT AND REVOCATION OF PROXY
EXERCISE OF DISCRETION BY PROXIES
VOTING OF SHARES
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
DOLLAR FIGURES
BUSINESS OF THE MEETING
COMPENSATION OF DIRECTORS
REPORT ON EXECUTIVE COMPENSATION
EQUITY COMPENSATION PLANS
PERFORMANCE GRAPH
COMPENSATION OF NAMED EXECUTIVE OFFICERS
INCENTIVE PLAN AWARDS
AGGREGATE INDEBTEDNESS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
CORPORATE GOVERNANCE
SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING
ADDITIONAL INFORMATION
DIRECTORS' APPROVAL
SCHEDULE A OBLIGATIONS, DUTIES AND ROLE OF THE BOARD OF DIRECTORS